SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(l) of the Securities Exchange Act of 1934

CNET Networks, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Shares of Common Stock, $0.0001 par value

(Title of Class of Securities)

125945105

(CUSIP Number of Class of Securities Underlying Options to Purchase Shares of Common Stock)

George E. Mazzotta

CNET Networks, Inc.

235 Second Street

San Francisco, CA 94105

(415) 344-2000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Ora T. Fisher, Esq.

Keith Benson, Esq.

Latham & Watkins LLP

140 Scott Drive

Menlo Park, California 94025-3656

(650) 328-4600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$6,208,292.55	$190.59

*	This amount assumes that options to purchase a total of 1,010,684 shares of common stock of CNET Networks, Inc. having an aggregate value of $6,208,292.55 as of February 28, 2007 will be accepted for amendment pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $30.70 for each $1,000,000 of the value of the transaction. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used or relied upon for any other purpose.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$190.59
Form or Registration No.:	005-46767
Filing party:	CNET Networks, Inc.
Date filed:	March 7, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

This Amendment No. 1 (this “Amendment”) amends the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by CNET Networks, Inc., a Delaware corporation (“CNET” or the “Company”), with the Securities and Exchange Commission on March 7, 2007 relating to the offer by the Company (the “Offer”) to amend certain options (the “Eligible Options”) to purchase shares of the Company’s common stock which were granted under any of the Company’s Amended and Restated Stock Option Plan, Amended and Restated 1997 Stock Option Plan, 2000 Stock Incentive Plan and 2001 Stock Incentive Plan that: (i) have exercise prices per share that were less than the fair market value per share of the common stock underlying the option on the option’s measurement date for financial accounting purposes, (ii) were unvested, either in whole or in part, as of December 31, 2004, and (iii) are outstanding (unexercised) as of the last date on which the Offer remains open for acceptance.

Except as amended and supplemented hereby, all terms of the Offer and all disclosure set forth in the Schedule TO and the exhibits thereto remain unchanged.

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended to add the following exhibit:

(a)(5)(a) Transcript of Employee Presentation held on March 8, 2007

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

CNET Networks, Inc.

/s/ George E. Mazzotta
Name:	George E. Mazzotta
Title:	Chief Financial Officer

Date: March 8, 2007

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(a)	Offer to Amend Certain Options, dated March 7, 2007.*

(a)(1)(b)	E-mail of Announcement of Tender Offer, dated March 7, 2007, including Addendum.*

(a)(1)(c)	Election Form.*

(a)(1)(d)	Withdrawal Form.*

(a)(1)(e)	Form of Promise to Make Cash Payment.*

(a)(1)(f)	Forms of Confirmation E-mail.*

(a)(1)(g)	Forms of Reminder E-mail to Eligible Employees.*

(a)(1)(h)	Form of Amendment to Stock Option Agreements.*

(a)(1)(i)	Form of Notice of Acceptance of Options for Amendment.*

(a)(1)(j)	CNET Networks, Inc. Employee Presentation Materials.*

(a)(5)(a)	Transcript of Employee Presentation held on March 8, 2007

(b)	Not Applicable.

(c)	Not Applicable.

(d)(1)	CNET Networks, Inc. Amended and Restated Stock Option Plan (incorporated by reference to Exhibit 10.1 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 1997 (File No. 000-20939), filed with the SEC on March 31, 1998).

(d)(2)	CNET Networks, Inc. Amended and Restated 1997 Stock Option Plan (incorporated by reference to Exhibit A to the Company’s definitive Proxy Statement for its 1997 Annual Meeting of Stockholders, filed with the SEC on April 28, 1997).

(d)(3)	CNET Networks, Inc. 2000 Stock Incentive Plan (incorporated by reference to Exhibit 4.2 to the Company’s Form S-8 (File No. 333-58724), filed with the SEC on April 11, 2001).

(d)(4)	CNET Networks, Inc. 2001 Stock Incentive Plan (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-8 (File No. 333-85374), filed on April 2, 2002).

(e)	Not Applicable.

(f)	Not Applicable.

(g)	Not Applicable.

(h)	Not Applicable.

*	Previously filed

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